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CUSIP No. 460724108                   13D                 Page 1 of 4 Pages
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                   SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

                              SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                           (Amendment No. 1)

                    INTERSTATE BAKERIES CORPORATION
                            (Name of Issuer)

                     Common Stock, $.001 par value
                     (Title of Class of Securities)

                               46072H108
                             (CUSIP Number)

                        Brencourt Advisors, LLC
                    600 Lexington Avenue, 8th Floor
                           New York, NY 10022
                             Edward Larmann
                             (212) 313-9743
        (Name, Address and Telephone Number of Person Authorized
                 to Receive Notices and Communications)

                             July 21, 2006
        (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |_|

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 46072H108                    13D                 Page 2 of 4 Pages
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   1    Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
        (Entities Only)
        Brencourt Advisors, LLC; 13-4137530
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   2    Check the Appropriate Box if a Member of a Group                (a) |_|
        (See Instructions)                                              (b) |X|

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   3    SEC Use Only

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   4    Source of Funds (See Instructions) :  001 (funds from Investment
        Advisory clients)
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   5    Check if Disclosure of Legal Proceedings is Required Pursuant to Item
        2(d) or 2(e)

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   6    Citizenship or Place of Organization: Delaware, USA

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Number of Shares         7      Sole Voting Power:  3,879,937 shares
Beneficially Owned
by Each Reporting
Person With
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                         8      Shared Voting Power: 0

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                         9      Sole Dispositive Power:  3,879,937 shares
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                        10      Shared Dispositive Power: 0

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  11    Aggregate Amount Beneficially Owned by Each Reporting Person:
        3,879,937 shares
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  12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares |_|
        (See Instructions)

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  13    Percent of Class Represented by Amount in Row (11):  8.5%

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  14    Type of Reporting Person (See Instructions):   IA

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CUSIP No. 46072H108                    13D                 Page 3 of 4 Pages
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                       AMENDMENT NO. 1 TO SCHEDULE 13D



      This Amendment ("Amendment No. 1") amends the Schedule 13D filed on May 26, 2006 by Brencourt Advisors, LLC, (the "Investment Manager") and each of the funds to which the Investment Manager provides discretionary advice and which are the record and direct beneficial owners of shares of common stock of Interstate Bakeries Corporation (the "Issuer") with respect to the shares of the common stock, $.001 par value ("the common stock") of the Issuer.

Item 4. Purpose of the Transaction.
      Item 4 is hereby amended by adding the following:

      On July 21, 2006, the Investment Manager sent a letter to the Chairman of the Board of Directors of the Issuer by mail submitting, as requested by the Chairman of the Board, the names of eight candidates for the Board of Directors of the Issuer. A copy of this letter is filed as Exhibit 1 hereto and is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer
          Item 5 is hereby amended by adding the following:

      As of July 21, 2006, the Investment Manager benefically owned 3,879,937 shares of common stock, representing 8.5% of the shares of common stock outstanding based on the Issuer's quarterly report on Form10-Q for the period ended March 6, 2004.

      Since May 26, 2006, the Investment Manager on behalf of the Funds had the following transactions in the shares of common stock:

Transaction Date              Bought            Sold        Price Per
                                                              Share
June 8, 2006                                    44,000      $8.2932
June 9, 2006                  15,000                        $8.2
June 9, 2006                  25,000                        $8.2
June 13, 2006                 20,000                        $7.8
June 15, 2006                 20,000                        $6.9908
July 10, 2006                 25,000                        $6.368


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CUSIP No. 46072H108                    13D                 Page 4 of 4 Pages
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Item 7.  Material to be Filed as Exhibits.

Exhibit 1 - Letter from Brencourt Advisors, LLC to Leo Benatar dated
            July 21, 2006

                                  SIGNATURE



      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        July 21, 2006
                                        -----------------------
                                        (Date)


                                        BRENCOURT ADVISORS, LLC



                                        By:  s/Michael Palmer
                                        -----------------------
                                              (Signature)


                                        Michael Palmer, Chief Financial Officer
                                        ---------------------------------------
                                        (Name and Title)